                                                                                                                                                                        Filed by NYSE Euronext
                                                                                                                                                                        Pursuant to Rule 425 under the
                                                                                                                                                                        Securities Act of 1933, as amended
                                                                                                                                                                        Subject Companies:
                                                                                                                                                                        NYSE Euronext (Commission File No. 333-149480)
                                                                                                                                                                        The Amex Membership Corporation

AMEX Equity Integration

May 8, 2008

NYSE Euronext.

Disclaimer

IMPORTANT INFORMATION WITH RESPECT TO THE MERGER

In connection with the proposed acquisition by NYSE Euronext of The Amex Membership Corporation ("MC"), NYSE Euronext filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form S-4, containing a preliminary proxy statement/prospectus regarding the proposed transaction. The parties will file other relevant documents concerning the proposed transaction with the SEC. The SEC has not yet declared Form S-4 effective. MC MEMBERS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. MC members can obtain a free copy of the final proxy statement/prospectus, as well as other filings containing information about NYSE Euronext and Amex without charge, at the SEC's website (http://www.sec.gov). Copies of the final proxy statement/ prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to the Office of the Corporate Secretary, NYSE Euronext, 11 Wall Street, New York 10005, 212-656-2061 or to Amex, Attention: Office of Corporate Secretary, 86 Trinity Place, NY, NY 10006, 212-306-1408.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This presentation may contain forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements concerning NYSE Euronext's and Amex's plans, objectives, expectations and intentions and other statements that are not historical or current facts. Forward-looking statements are based on NYSE Euronext's and Amex's current expectations and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause NYSE Euronext's and Amex's results to differ materially from current expectations include, but are not limited to: NYSE Euronext's and Amex's ability to implement their respective strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk and U.S. and global competition, and, in the case of NYSE Euronext, other factors detailed in NYSE Euronext's reference document for 2006 ("document de référence") filed with the French Autorité des Marchés Financiers (Registered on June 6, 2007 under No. R.07-0089), 2007 Annual Report on Form 10-K, and other periodic reports filed with the U.S. Securities and Exchange Commission or the French Autorité des Marchés Financiers. In addition, these statements are based on a number of assumptions that are subject to change. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by NYSE Euronext or Amex that the projections will prove to be correct. This presentation speaks only as of this date. NYSE Euronext and Amex disclaim any duty to update the information herein.

2 | NYSE Euronext.

Agenda

- FINRA Membership
- Qualifications
- Training & Examinations
- License Acquisition
- Specialist Liquidity Payments
- Technology Integration
    - SFTI Connectivity
    - Co-Location Hardware
    - NYSE floor Hardware
    - API Testing
    - Compliance systems

3 | NYSE Euronext.

FINRA Membership

Disclaimer: The regulatory information presented below is preliminary only, and subject to change. Neither FINRA nor the SEC has approved the processes described below, which is a condition precedent to implementation.

- All AMEX equities members will be required to become NYSE and FINRA members
  - Non-FINRA members would be waived into FINRA membership through a short-form waive-in process
    - Waive-in would give firms a limited form of FINRA membership that enables them to continue their core floor-based businesses
    - If a waived-in firm subsequently wants to expand beyond its floor-based business, it would need to go through FINRA's Rule 1017 process.
  - If your firm is already a FINRA member, you don't need to go through the waive-in process

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Qualifications

- Firms will be required to complete U-4 updates for all personnel (NYSE will work with Firms to expedite) to reflect dual NYSE/Amex memberships
- Members and staff will be fingerprinted in connection with the issuance of NYSE Euronext identification badges
- Firms or individuals may be required to satisfy additional regulatory or legal requirements

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Training/Examinations

- AMEX will adopt a version of the NYSE equities rules
  - All equities specialists and clerks will have to complete regulatory training on new AMEX equities rules and systems training on Display Book (DBK)
- All AMEX equities license holders would have to complete annual Floor Member Continuing Education Program (to be administered by NYSE)

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License Acquisition

- All AMEX Specialists to purchase Trading Licenses to be priced consistent with the then current price of NYSE trading licenses ($3,333/mo.)
- Current transfer rules in place for NYSE Specialists to apply
- Waive 10% premium for purchasing after the auction
- Submit Trading License application and names of transferring specialists to Membership Services prior to transition date (will be requested shortly)
- Supply list of all employees prior to transition (will be requested shortly)

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Specialist Liquidity Payments

- Current NYSE Liquidity Payment Provision (LPP)
  - 100% share of market data revenue derived from quoting share - Rewards markets that quote at NBBO
  - 17% of exchange transaction revenue on matched volume - Allocated by specialist participation
- Future Consideration for Specialist Liquidity Payment
  - Evaluating new alternatives to align with current market pricing

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Technology Integration

The NYSE provides specialist firms the ability to electronically tie into Display Book's Specialist Application Protocol Interface (SAPI) and other NYSE systems. This capability not only allows greater ability to effectively trade in the NYSE markets, but also to maintain compliance with rules and guidelines. To establish a SAPI connection, your firm must:

- Establish Co-location space in the 55 Water or 2 Metrotech site
- Procure direct SFTI connections (not through a provider)
- Develop, purchase or license algorithms and trading strategies
  - If developing your own algorithms, they must be certified by an outside entity
  - If desired, obtain access to the NYSE ServiceNet and install your own hardware at the trading post to control your algorithms
- Establish clearing arrangements with an approved clearing firm
- If desired, establish a connection to the Specialist Position and Report (SPAR) system to receive real time transaction activity in your stocks.
- Ensure systems and procedures are in place to properly surveil trading activity and maintain proper books and records.

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KEY CONTACTS

General Inquiries	Todd Abrahall VP, Market Development	tabrahall@nyx.com 212-656-4966
Membership	Clare Saperstein Director, NYSE Regulation	csaperstein@nyx.com 212-656-2355
Technology	Michael Paulyson MD, Implementation Planning	mpaulyson@nyx.com 212-656-2721

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